United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of September, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: September 30, 2014

IR Contact Information: ir@gruma.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, September 30, 2014	www.gruma.com

 GRUMA ANNOUNCES THE TERMINATION OF ITS

MARKET MAKER SERVICES AGREEMENT

San Pedro Garza Garcia, N.L., Mexico, September 30, 2014. - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) today announced the termination of its market maker (formador de mercado) services agreement with UBS Casa de Bolsa, S.A. de C.V. (''UBS'') for the trading of GRUMAB shares, which concludes on September 30, 2014. This decision is in line with the improvement of GRUMAB's trading volume, so the company considers that it no longer needs the services of a market maker.

GRUMA appreciates the professionalism and good work that UBS made during its time as market maker of the company.

Since 1949, GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia and Oceania, and exports to more than 100 countries worldwide. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 17,000 employees and 77 plants. In 2013, GRUMA had net sales of US$3.8 billion (excluding the Venezuelan operations and Molinera de Mexico), of which 67% came from non-Mexican operations. For further information please visit www.gruma.com.